March 10, 2010

Mr. Robert W. Zapp
Chief Executive Officer and President
Bank of Kentucky Financial Corporation
111 Lookout Farm Drive
Crestview Hills, Kentucky 41017

Re: Bank of Kentucky Financial Corporation
**   File No. 001-34214**
**   Form 10-K for the fiscal year ended December 31, 2008**
**   Definitive Schedule 14A filed March 26, 2009**
**   Form 10-Q for the period ended March 31, 2009**
**   Form 10-Q for the period ended June 30, 2009**
**   <u>Form 10-Q for the period ended September 30, 2009</u>**

Dear Mr. Zapp:

    We have completed our review of your filings. We have no further comments at this time.

                          Sincerely,

                          Michael Clampitt
                          Senior Attorney